Exhibit 97.1

K WAVE MEDIA LTD

2024 STOCK INCENTIVE PLAN

CLAWBACK POLICY

Adopted by the Board of Directors: April 28, 2026

1. Purpose

This Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of K Wave Media Ltd (the “Company” or “KWM”) in connection with the Company’s 2024 Stock Incentive Plan (the “Plan”). This Policy is intended to comply with, and shall be interpreted consistent with, applicable listing standards of the national securities exchange on which the Company’s securities are listed, including the requirements implemented pursuant to Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any related SEC guidance. This Policy applies to Incentive-Based Compensation awarded to Covered Executives on or after the Effective Date.

2. Definitions

As used in this Policy, the following terms have the meanings set forth below:

(a) “Covered Executive” means any current or former executive officer of the Company, as determined by the Board in accordance with Rule 10D-1 under the Exchange Act and the applicable listing standards, including the Company’s president, principal financial officer, principal accounting officer, any vice-president in charge of a principal business unit, division, or function, and any other officer or person who performs a policy-making function for the Company.

(b) “Effective Date” means April 28, 2026, the date on which this Policy was adopted by the Board.

(c) “Erroneously Awarded Compensation” means the amount of Incentive-Based Compensation received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated financial measure, computed without regard to any taxes paid.

(d) “Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure derived wholly or in part from such a measure, including stock price and total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

(e) “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including but not limited to stock options, restricted stock units, performance shares, performance-based cash awards, and any other equity or equity-linked awards granted under the Plan.

(f) “Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3. Recovery of Erroneously Awarded Compensation

3.1 Mandatory Recovery. In the event the Company is required to prepare a Restatement, the Company shall recover, reasonably promptly, all Erroneously Awarded Compensation received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the Restatement (the “Recovery Period”), regardless of whether the Covered Executive engaged in any misconduct and without regard to the Covered Executive’s individual tax obligations.

3.2 Determination of Recovery Period. The date on which the Company is required to prepare a Restatement shall be the earlier of: (a) the date the Board, a Board committee, or the Company’s authorized officers conclude, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

3.3 Compensation Received. For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the fiscal year during which the applicable Financial Reporting Measure is attained, even if the payment or grant of such compensation occurs after the end of that fiscal year.

3.4 Additional Clawback — Misconduct. In addition to mandatory recovery under Section 3.1, the Board may, in its sole discretion, require a Covered Executive to repay or forfeit any Incentive-Based Compensation (whether or not tied to a Financial Reporting Measure) if the Board determines that the Covered Executive: (a) engaged in fraud, willful misconduct, gross negligence, or intentional misrepresentation that caused or contributed to the need for a Restatement or resulted in material harm to the Company; (b) violated the Company’s code of conduct, insider trading policy, or other material Company policies; or (c) engaged in conduct that constitutes a breach of fiduciary duty owed to the Company.

4. Methods of Recovery

The Board shall determine, in its sole discretion, the appropriate means of recovering Erroneously Awarded Compensation, which may include, without limitation:

●	requiring reimbursement of cash compensation previously paid;

●	seeking recovery of any gain realized upon the exercise, vesting, or settlement of any equity award;

●	offsetting the amount to be recovered from any future compensation payable to the Covered Executive;

●	cancelling outstanding vested or unvested equity awards; and

●	any other remedial or recovery action permitted by applicable law.

The Company shall not indemnify any Covered Executive against the loss of Erroneously Awarded Compensation and shall not pay or reimburse any Covered Executive for premiums incurred in connection with any insurance policy covering the potential recovery obligations under this Policy.

5. Limited Exceptions

Recovery of Erroneously Awarded Compensation shall be required except to the extent the Board determines that recovery would be impracticable and one of the following conditions is met:

●	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, and the Company has made a reasonable attempt to recover such compensation;

●	recovery would violate home country law that was adopted prior to November 28, 2022, provided that the Company obtains an opinion of home country counsel acceptable to the applicable listing exchange; or

●	recovery would cause an otherwise tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended.

6. Relationship to Other Agreements

This Policy shall apply notwithstanding any contrary provision in any employment agreement, equity award agreement, compensatory plan, or other arrangement with a Covered Executive. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to applicable law, regulation, or agreement. Nothing in this Policy shall be construed to limit or restrict the Company’s ability to pursue any other legal or equitable remedy.

7. Treatment of Shares Issued in Connection with Acquisitions

For the avoidance of doubt, shares of the Company issued as acquisition consideration in connection with a corporate transaction (including, without limitation, the approximately 8,622,587 ordinary shares previously issued by the Company under the Share Purchase Agreement dated 2023 in connection with the acquisition of Play Co., Ltd) do not constitute “Incentive-Based Compensation” for purposes of this Policy and are not subject to recovery hereunder. Any clawback, rescission, or recovery rights with respect to such shares shall be governed exclusively by the terms of the applicable transaction agreement and any related settlement or rescission agreement approved by the Board, including any Rescission and Termination Agreement entered into pursuant to Board authorization.

8. Administration

This Policy shall be administered by the Board or, if designated by the Board, the Compensation Committee of the Board (the “Administrator”). The Administrator shall have full and final authority to interpret and construe this Policy, to make all determinations necessary or advisable in connection with the administration of this Policy, and to take any and all actions pursuant to this Policy. All determinations and decisions made by the Administrator pursuant to this Policy shall be final, conclusive, and binding on all persons.

9. Amendment and Termination

The Board reserves the right to amend or terminate this Policy at any time, subject to applicable law and listing standards. Any amendment to this Policy shall be in writing and approved by the Board. Notwithstanding the foregoing, no amendment or termination of this Policy shall be effective to the extent it would cause the Company to violate any applicable law, SEC rule, or listing standard.

10. Governing Law

This Policy shall be governed by and construed in accordance with the laws of the Cayman Islands, without regard to principles of conflicts of laws, to the extent not preempted by applicable U.S. federal securities laws or the rules of the applicable national securities exchange.

11. Acknowledgement

Each Covered Executive shall, upon request by the Company, execute and deliver to the Company a written acknowledgement of, and agreement to abide by and be bound by the terms of, this Policy. The failure or refusal of a Covered Executive to execute such acknowledgement shall not limit or impair the Company’s ability to enforce this Policy.

ADOPTED BY THE BOARD OF DIRECTORS

K Wave Media Ltd

Authorized Signatory:	/s/ Ted Kim

Name:	Ted Kim
Title:	Chief Executive Officer
Date:	April 28, 2026

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